SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, January 7, 2022.

To

The Securities and Exchange Commission of Brazil (CVM)

Attn.:       Superintendent of Company Relations (SEP)

Mr. Fernando Soares Vieira

Company Oversight Department 1 (GEA-1)

Mr. Cláudio José Paulo (Deputy Manager)

Re.: Official Letter 10/2022/CVM/SEP/GEA-1

Dear Sirs,

In reference to Official Letter 10/2022/CVM/SEP/GEA-1 (“Letter”) dated January 6, 2022, in which you requested clarifications from Braskem S.A. (“Braskem” or “Company”), as transcribed below:

“Subject: Request for clarifications on news report

Dear Officer,

1. We refer to the article published today in the newspaper Valor Econômico, in the section Empresas [Companies] entitled: "Braskem tenta vender ações via bolsa ainda este mês” [Braskem tries to sell shares on the stock exchange this month], which includes the following statement:

The banks participating in the consortium selected by Braskem to sell its shares on the stock market are working to conclude the follow-on operation by the end of January, according to three informed sources who talked to Valor.

2. With regard to the above statement, we request you to clarify whether the news is true and, if yes, explain the reasons why you believed this is not a material fact and provide any other information deemed relevant to the topic.”

1

In this regard, Braskem hereby clarifies that, in its opinion, the news report does not include any material information as it essentially refers to developments arising from the Material Fact notice disclosed by the Company on December 16, 2021, after receiving a notice from its shareholders Novonor S.A. – Under Judicial Restructuring Proceedings and Petróleo Brasileiro S. A. – Petrobras.

In said Material Fact notice, Braskem informed the market that Novonor and Petrobras (“Potential Offerors”) approved and formalized their commitment to taking the necessary measures to divest their respective interests in the Company through a secondary public offering (“Potential Offering”), subject to pertinent approvals and market conditions.

Since then, the Company, as the issuer of securities to be offered to the public in the Potential Offering, in compliance with article 47 of CVM Instruction 400/2003, has been employing efforts to cooperate with Potential Offerors, taking applicable measures and providing all the necessary information and documents.

Since it is a secondary offering, Braskem does not have any influence on the timetable of the Potential Offering, which will be defined by the Potential Offerors together with the underwriters.

Braskem understands that the Potential Offering is still subject to approval from the internal bodies of the Potential Offerors and to market conditions, as well as registration with the CVM that may be required by the Potential Offerors, at the time and in the manner they deem appropriate and feasible. To the best of its knowledge and based on the notice disclosed by Petrobras on January 6, 2022 and on interactions with shareholders, it expects the Potential Offering to be held in the first quarter of 2022.

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Hence, Braskem reiterates that it has been employing efforts to enable the Potential Offerors to hold the Potential Offering over the coming weeks, providing the necessary information for preparing the related documents, although it cannot affirm whether and/or when it will actually be held. The Company remains attentive to the Potential Offerors in order to keep the market promptly informed of any relevant decision or progress on the matter, in accordance with applicable regulations.

São Paulo, January 7, 2022.

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.